Exhibit 99.1

G. D. Apte & Co.
Chartered Accountants
CONSENT OF VALUER
Board of Directors
Videocon D2h Limited
First Floor, Tech Web Center
New Link Road, Oshiwara
Jogeshwari West
Mumbai – 400 102
We consent to the use in this Filing Statement on Form 6-K of our report dated November 11, 2016, relating to calculation of fair exchange ratio under the proposed scheme of merger of Videocon d2h Limited into Dish TV India Ltd
For G.D. Apte & Co.
Chartered Accountants
(Ranjeet D. Kulkarni)
Partner
April 4, 2017
G.D. APTE & CO.
Chartered Accountants
‘GDA House’, Plot No. 85, Bhusari Colony (Right), Paud Road, Kothrud, Pune - 411 038. Tel : 020-25280081 Fax : 020-25280275 Email : audit@gdaca.com Website : www.gdaca.com
Mumbai Office : Office No. 83-87, 8th Floor, B Wing, Mittal Tower, Nariman Point, Mumbai - 400 021, Tel. : 020-4922 0555/514
Bengaluru Office : D II - 207, Shiram White House, Netaji Subhashchandra Bose Road, 15th Cross, 6th Main, RT Nagar, IInd Block, Bengaluru - 560 032. Tel : +91-080-2354-2436 Email : vgjoshi@gdaca.com